SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 23, 2010 re TAT Technologies Reporting Year 2010 Third Quarter Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2010 Third Quarter Results

Tuesday, November 23, 2010 3:00 pm EST

GEDERA, Israel, November 23 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2010.

Financial Highlights:

TAT announced revenues of $18.9 million and a net loss of $ 5.1 million for the three months ended September 30, 2010 compared to revenues of $18.8 million with net income of $1.2 million for the three months ended September 30, 2009. The net loss reported is the result of one time impairment charges of goodwill and intangible assets and write down of inventories, in TAT’s MRO operating segment.

During the third quarter of  2010, revenues were impacted by (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ below); (ii) an increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below); (iii) a moderate increase in revenues in the OEM of Heat Transfer Products operations in Israel; and (iv) a moderate increase in revenues in the OEM of Electric Motion Systems operations in Israel. Total increase in reported revenues was 1% and excluding the Part services and Propellers MRO operations contributed to FAvS, an increase of 22%.

Revenue breakdown by the principal operational segments for the three-month and nine-month periods ended September 30, 2010 and 2009, respectively, was as follows:

	Three Months Ended September 30.
	2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
MRO services *	$10,479	55.4%	$10,908	58.2%
OEM of Heat Transfer products	6,437	34.0%	6,039	32.2%
Parts services **			788	4.2%
OEM of Electric Motion Systems	2,949	15.6%	2,797	14.9%
Eliminations	(943)	(5.0)%	(1,777)	(9.5)%
Total revenues	$18,922	100.00%	$18,755	100.00%

	Nine Months Ended September 30.
	2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
MRO services *	$29,298	52.4%	$34,128	52.7%
OEM of Heat Transfer products	20,630	36.9%	20,737	32.0%
Parts services **			5,611	8.7%
OEM of Electric Motion Systems	8,566	15.3%	8,811	13.6%
Eliminations	(2,556)	(4.6%	(4,557)	(7.0%
Total revenues	$55,938	100.00%	$64,730	100.00%

*  Includes MRO services for Propellers only for the three month and nine month periods of year 2009 in the amount of $2,514 and $7,441 respectively. On December 4, 2009 this business was contributed to FAvS.

** Includes results only for the three month and nine month periods of year 2009 in the amount of $788 and $5,611, respectively. On December 4, 2009 this operational segment was contributed to FAvS.

For the nine months ended September 30, 2010, TAT announced revenues of $55.9 million with net loss of $ 4.3 million compared to revenues of $64.7 million with net income of $2.8 million for the same period ended September 30, 2009. As mentioned above, the net loss reported is the result of one time impairment charges of goodwill and intangible assets and write down of inventories, in TAT’s MRO operating segment.

During the first nine months of 2010, revenues were impacted by (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ below); (ii) an increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below); and (iii) decrease of revenues in the OEM of Heat Transfer Products and in the OEM of Electric Motion Systems, both operated in Israel. Total decrease in reported revenues was 14% and excluding the Part services and Propellers MRO operations contributed to FAvS, an increase of 8%.

Impairment of goodwill, intangible assets and write down of inventory:

During the quarter ended September 30, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company determined that the goodwill included in the  MRO Services segment, was impaired by $4.2 million. The impairment was due to a decline in future forecasted sales levels and profitability margins resulting from the weakness in the global aviation industry in general and to a greater extent in the U.S. In addition, the Company recorded a $3.5 million write down of inventory under cost of revenues, and an impairment of  $0.48 million  related to Intangible assets ‘Customer Relations’ (all said amounts are before off-set of taxes),

Other Highlights :

On December 4, 2009, the transaction between TAT’s subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”), and First Aviation Services, Inc. (“FAvS”) was consummated.  In connection with the transaction, among other things, Piedmont acquired  37% of FAvS common stock and $750,000 of its preferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services.  FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, FAvS acquired all of the assets of Kelly Aerospace Turbine Rotables (“KATR”), a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont agreed to provide a one year guaranty of $7 million of the debt incurred by FAvS in connection with the KATR acquisition (see also further on, under Subsequent Events). TAT recorded a capital gain of $4.4 for the transaction during 2009 fourth quarter.

In April 2010, the Company was notified by FAvS, in which it hold 37% equity, that one of the customers of the propeller MRO business which had been contributed to FAvS by Piedmont (see “Other Highlights”) was requesting reimbursement for damages purportedly caused to certain propellers.  FAvS in turn advised the Company that it wanted the Company to reimburse it for any liability FAvS might incur to such customer.  The controversy is in its early stage and it is unclear at this point what liability, if any, the Company might eventually incur.  The Company has already provided a reserve of $350,000 with respect to this potential liability and as of the date hereof provided for an additional $350,000 reserve, for an aggregate reserve of $700,000.

In addition, FAvS reported that while it tests for impairment on an annual basis on December 31, 2010,  or more frequently when events and circumstances indicate that an impairment may have occurred, it believes that there are indicators of impairment of goodwill  in one of its reporting units as of September 30, 2010. FAvS is expected to complete its analysis of goodwill during fourth quarter 2010.

TAT's management performed an estimated  impairment test of its equity investment in FAvS  and estimated as of September 30, 2010,  that no impairment charge should be recorded. There could be material adjustments to goodwill impairment when the impairment test is to be completed in the fourth quarter by FAvS. Any adjustments to goodwill impairment will be recorded in the Company’s financial statements for the fiscal year ended December 31, 2010. The total amount of goodwill in the abovementioned FAvS reporting unit is $6.9 million.

Dr. Shmuel Fledel, TAT’s CEO commented:

We are encouraged by global trends of increased traffic reported by airlines and we are witnessing a slow recovery in the demand for one stop shop services, which impact our business in the U.S.  The results of the third quarter were impacted by non recurring, one time impairment charges of goodwill and intangible assets and write down of inventories. During the quarter we expanded marketing and sales activities and we also continue to work rigorously on improving our production flow and yields and we believe that our efforts will positively impact our financial results in the next quarters.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	September 30,	September 30,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$28,278	$26,098
Marketable securities	2,711	10,774
Restricted deposit	5,071	1,560
Trade accounts receivable (net of allowance for doubtful accounts of $2,643 and $138 at September 30, 2010 and September 30, 2009, respectively)	16,485	17,614
Inventories	31,739	37,011
Other accounts receivable and prepaid expenses	8,415	4,955

Total current assets	92,699	98,012

Investment in affiliate	9,267	-
Funds in respect of employee right upon retirement	2,751	2,567
Long-term deferred tax	1,160	160
Property, plant and equipment, net	14,036	14,802
Intangible assets, net	2,116	3,729
Goodwill	1,087	5,873

Total assets	$123,116	$125,143

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	4,535	424
Trade accounts payables	6,913	6,888
Other accounts payable and accrued expenses	6,173	3,577

Total current liabilities	17,621	10,889

LONG-TERM LIABILITIES:
	--
Long-term loans, net of current maturities	6,413	7,432
Other accounts payable	31	-
Liability in respect of employee rights upon retirement	3,317	3,215
Long-term deferred tax liability	1,987	1,264

	11,748	11,911
EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at September 30, 2010 and 2009; Issued and outstanding: 9,073,043 and 8,815,003 shares respectively at September 30, 2010; 8,887,566 shares at September 30, 2009.	2,790	2,790
Additional paid-in capital	64,429	64, 371
Accumulated other comprehensive loss	(694)	(934)
Treasury stock, at cost, 258,040 and 185,477 shares at September 30, 2010 and 2009, respectively	(2,018)	(1,422)
Retained earnings	26,319	34,313
Total TAT Technologies shareholders' equity	90,826	99,118
Noncontrolling interest	2,921	3,225

Total equity:	93,747	102,343

Total liabilities and equity	$123,116	$125,143

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30
	2010	2009	2010	2009

Revenues:
MRO services	$10,479	$10,909	$29,298	$34,128
OEM - Heat Transfer products	6,437	6,039	20,630	20,737
OEM - Electric Motion Systems	2,949	2,797	8,566	8,811
Parts services	-	788	-	5,611
Eliminations	(943)	(1,777)	(2,556)	(4,557)
	18,922	18,756	55,938	64,730

Cost and operating expenses:
MRO services	8,611	9,222	24, 142	29,942
OEM - Heat Transfer products	5,309	3,831	16,079	13,626
OEM - Electric Motion Systems	2,252	1,749	6,418	5,572
Parts services	-	1,444	-	5,351
Write down of inventory	3,500	-	3,500	-
Eliminations	(908)	(1,725)	(2,688)	(4,542)
	18,765	14,521	47,451	49,949
Gross Profit	157	4,235	8,487	14,781

Research and development costs	132	125	459	497
Selling and marketing expenses	834	804	2,500	2,792
General and administrative expenses	2,754	3,348	8,029	9,053
Impairment of goodwill and intangible assets	4,704		4,704
Relocation Expenses	-	20	-	426
	8,424	4,297	15,692	12,768
Operating income (loss)	(8,267)	(62)	(7,205)	2,013

Financial expense	(283)	(118)	(1,370)	(1,397)
Financial income	544	205	1,200	1,349
Other income, net	-	127	-	271

Income (loss) before income taxes	(8,006)	152	(7,375)	2,236

Taxes on income (benefit)	(2,977)	(1,582)	(2,775)	(966)

Net income (loss)	(5,029)	1,734	(4,600)	3,202
Share in results of affiliated company	(50)	-	369	-
Net income attributable to Non controlling interest	(6)	(571)	(97)	(431)
Net income (loss) attributable to TAT Technologies shareholders	$(5,085)	$1,163	$(4,328)	$2,771
Earning per share
Basic net income per share	$(0.58)	$0.13	$(0.49)	$0.38
Diluted net income per share	$(0.58)	$0.13	$(0.49)	$0.38

Weighted average number of shares - basic	8,815,003	9,012,767	8,815,003	7,369,603
Weighted average number of shares - diluted	8,815,003	9,021,682	8,817,226	7,379,771

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services. Until December 4, 2009, TAT also operated a fourth operational segment, Parts services, which was contributed to FAvS as part of the transaction described above under “Other Highlights”.

OEM of Heat Transfer products primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

MRO services include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs and Landing Gear. TAT’s Limco and Piedmont subsidiaries operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

The Parts segment, operated until  December 4, 2009, focused on inventory management and sale of parts and components of APU, propellers and landing gear. TAT offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009 TAT sold its parts segment to FAvS (See “Other Highlights”).

Three Months ended September 30, 2010 compared with three months ended September 30, 2009

Revenues. Total revenues for the three months ended September 30, 2010, were $18.9 million compared to $18.8 million for the three months ended September 30, 2009, an increase of 1%. This reflects (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ above); (ii) an increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ above); (iii) a moderate increase in revenues in the OEM of Heat Transfer Products operations in Israel; and (iv) a moderate increase in revenues in the OEM of Electric Motion Systems operations in Israel.

Cost of revenues. Cost of revenues was $18.8 million for the three months ended September 30, 2010, and included $3.5 million related to write down of inventories. Cost of revenues, excluding the said $3.5 million inventory write down, for the three months ended September 30, 2010 were $15.2 million compared to $14.5 million for the three months ended September 30, 2009, an increase of 5%. This reflects  an increase in cost of revenues in the OEM of Heat Transfer Products operations and  in the OEM of Electric Motion Systems operations, both operated in Israel, offset by decreased cost of revenues in  the MRO operations as well as the contribution of the Parts services operations to FAvS (see ‘Other Highlights’ above)

Cost of revenues excluding inventory write down as a percentage of revenues increased to 80.7 % for the three months ended September 30, 2010, compared to 77.4% for the three months ended September 30, 2009, primarily attributable to product mix with lower margin products sold during this quarter in the OEM operations in Israel, off set by product mix with higher margin products sold during this quarter in the MRO operations in the US.

Write down of inventory. For the three months ended September 30, 2010, charges under this item were $3.5 million attributable to a one-time write down of inventory.

Research and development. Research and Development expenses were $0.1 million for the three months ended September 30, 2010, similar to $0.1 million for the three months ended September 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 0.7% for the three months ended September 30, 2010, similar to the three months ended September 30, 2009. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.8 million for the three months ended September 30, 2010, similar to $0.8 million for the three months ended September 30, 2009. Selling and marketing expenses as a percentage of revenues were 4.4% for the three months ended September 30, 2010, similar to 4.3 % for the three months ended September 30, 2009.

General and administrative expenses. General and administrative expenses were $2.8 million for the three months ended September 30, 2010, compared to $3.3 million for the three months ended September 30, 2009, a decrease of 18%. The decrease in general and administrative expenses was primarily attributable to decreased cost of payroll and professional services in our US subsidiary, Limco-Piedmont and to expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS. General and administrative expenses as a percentage of revenues decreased to 14.6% for the three months ended September 30, 2010, from 17.9 % for the three months ended September 30, 2009.

Impairment of Goodwil and Intangible assets. For the three months ended September 30, 2010 charges under this item were $4.7 million primarily attributable a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’.

Operating income (loss). For the three months ended September 30, 2010, TAT reported an operating loss of $8.3 million compared to an operating loss of $0.1 million for the three months ended September 30, 2009. The decrease in operating income is primarily attributable to the one time charges related to impairment of goodwill and intangible assets and to the write down of inventories totaled to $8.2 million. Excluding these $8.2 million one time charges, operating income was $0.1 million, similar to the three months ended September 30, 2009.

Financial expense. Financial expense for the three months ended September 30, 2010, was $0.3 million, compared to $0.1 million for the three months ended September 30, 2009. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, and from interest payments on long-term loans.

Financial income. Financial income for the three months ended September 30, 2010, was $0.5 million compared to $0.2 million for the three months ended September 30, 2009. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and from the change in the fair value of unrealized forward transactions profits as of the quarter's end.

Taxes. Total tax income for the three months ended September 30, 2010, amounted to $3.0 million, compared to total tax income of $1.6 million for the three months ended September 30, 2009. Tax income for the three months ended September 30, 2010, is primarily attributable to an increase in pre-tax loss in the U.S. operations (resulted from the $8.2 million one time charges described above) as well as to decreased income before tax in the OEM operations in Israel. Tax income for the three months ended September 30, 2009, is a result of an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel received during that period.

Share in Results of affiliated Company. TAT recognized loss of $0.05 million from its 37% interest in FAvS’s results for the three months ended September 30, 2010. TAT did not have any interest in related companies in previous period.

Net income attributable to noncontrolling interest. TAT recognized an immaterial amount attributable to noncontrolling interest for the three months ended September 30, 2010, attributable to our 70% held Bental subsidiary compared to $0.6 million of net income attributable to noncontrolling interest for the three months ended September 30, 2009, primarily related to our then held of 62% Limco-Piedmont subsidiary.

Net income (loss) attributable  to controlling interest. TAT recognized a net loss of $5.1 million for the three months ended September 30, 2010 compared to net income of $1.2 million for the three months ended September 30, 2009.

Nine months ended September 30, 2010 compared with the nine months ended September 30, 2009

Revenues. Total revenues were $55.9 million for the nine months ended September 30, 2010, compared to $64.7 million for the nine months ended September 30, 2009, a decrease of  14%. This reflects (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ above); (ii) an increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ above); and (iii) similar level of revenues in the OEM of Heat Transfer Products and in the OEM of Electric Motion Systems, both operated in Israel.

Cost of revenues. Cost of revenues was $47.5 million for the nine months ended September 30, 2010, and included $3.5 million related to a write down of inventories. Cost of revenues, excluding the said $3.5 million inventory write down, for the nine months ended September 30, 2010, were $44.0 compared to $50.0  million for the nine months ended September 30, 2009, a decrease of 12.0%. The decrease in cost of revenues was primarily attributable to the following reasons: (i) decreased cost of revenues related to the Parts services and Propellers MRO operations contributed to FAvS; (ii) decreased cost of revenues in the remaining MRO operations resulted from the additional cost related to Repair Center and Storefront agreements recorded during the nine months ended September 30, 2009; (iii) offset by an increase in cost of revenues in the operations in Israel.

Cost of revenues excluding and inventory write down, as a percentage of revenues was 78.6% for the nine months ended September 30 ,2010, similar to 77.2% for the nine months ended September 30, 2009. That was primarily attributable to product mix with lower margin products sold in the OEM operations in Israel, offset by product mix with higher margin products sold in the MRO operations in the US, both during the nine moths ended September 30, 2010, compared with the nine months ended September 30, 2009.

Write down of inventory. For the nine months ended September 30, 2010 charges under this item were $3.5 million attributable to a one-time write down of inventory.

Research and development. Research and Development expenses were $0.5 million for the nine months ended September 30, 2010, similar to the nine months ended September 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the nine months ended September 30, 2010 and in the nine months ended September 30, 2009. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $2.5 million for the nine months ended September 30, 2010, from $2.8 million for the nine months ended September 30, 2009, a decrease of 10%. The decrease in selling and marketing expenses was primarily attributable to expenses related to the Parts services operations and Propeller MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 4.5% for the nine months ended September 30, 2010, compared to 4.3% for the nine months ended September 30, 2009.

General and administrative expenses. General and administrative expenses decreased to $8.0    million for the nine months ended September 30, 2010, from $9.1 million for the nine months ended September 30, 2009, a decrease of  11%. The decrease in general and administrative expenses was primarily attributable to decreased cost of payroll and professional services resulting from when our US subsidiary, Limco-Piedmont, ceased being publicly traded commencing July 2009. General and administrative expenses as a percentage of revenues was 14.3% for the nine months period ended September 30, 2010, similar to 14.0% for the nine months ended September 30, 2009.

Impairment of Goodwil and Intangible assets. For the nine months ended September 30, 2010, charges under this item were $4.7 million primarily attributable a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’.

Operating income (loss). TAT reported an operating loss of $7.2 million for the nine months ended September 30, 2010, compared to an operating income of $2.0 million for the nine months ended September 30, 2009. The operating loss was attributable to the one time charges related to impairment of goodwill and intangible assets and to the write down of inventories totaled $8.4 million. Excluding these $8.2 million one time charges, operating income was $1.0 million, a decrease of $0.8 million compared to the nine months ended September 30, 2009.

Financial expenses. Financial expenses were $1.4 million for the nine months ended September 30, 2010 and for the nine months ended September 30, 2009. Financial expense during  the nine months ended September 30, 2010, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans

Financial income. Financial income for the nine months ended September 30, 2010 was $1.2   million, compared to $1.3 million for the nine months ended September 30, 2009. Financial income during the nine months period ended on September 30, 2010, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel, change in the fair value of unrealized forward transactions profits as of the quarter's end, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received for short-term investments.

Taxes. Total tax income for the nine months ended September 30, 2010, amounted to $2.8  million, compared to tax income of $1.0 million for the nine months ended September 30, 2009. Tax income for the nine months ended September 30, 2010, is primarily attributable to a decrease in pre-tax income in the U.S. operations (resulted from the $8.2 million one time charges described above) as well as to decrease  in the pre-tax income in the operations in Israel. Tax income for the nine months ended September 30, 2009, was primary attributable to an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel received in the nine months ended September 30, 2009.

Share in Results of Affiliated Company. TAT recognized income of $0.4 million from its 37% interest in FAvS’s results for the nine months ended September 30, 2010. TAT did not have any interest in affiliated companies in previous period.

Net income (loss) attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.1  million for the nine months ended September 30, 2010 attributable to our 70% held Bental subsidiary compared with net income attributable to noncontrolling interest of $0.4 million for the nine months ended September 30, 2009, primarily related to our then held of 62% Limco-Piedmont subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net loss of $4.3  million for the nine months period ended on September 30, 2010 compared to net income of $2.8 million for the nine months ended on September 30, 2009.

Liquidity and Capital Resources

As of September 30, 2010, TAT had cash and cash equivalents and short-term deposits of $28.3 million, short term investments and marketable securities of $2.7 million and restricted cash of $5.1  million which equals $36 million of financial assets, compared with cash and cash equivalents and short-term deposits of $25.6 million, marketable securities of $2.9 million and restricted cash of $5.1 million which equals $33.6  million as of December 31, 2009; and compared with cash and cash equivalents and short-term deposits of $26.1 million, marketable securities of $10.8 million and restricted cash of $1.6 million which equals $38.5 million as of September 30, 2009

On June 15, 2010, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 12 months ending on September 15, 2011 for borrowings of up to $10 million under certain conditions, of which, as of September 30, 2010, Limco-Piedmont utilized $3.3 million.

On June 30, 2010, Bental restructured its loan from an Israeli Bank in the amount of $1.2 million, by replacing the loan’s interest rate from a Prime+1.2% to a fixed rate of 5.25%.

Seasonality

None

Subsequent Event

In connection with the transaction with FAvS (see “Other Highlights” above), on October 1, 2010, Limco-Piedmont agreed to extend a guarantee for $6.6 million regarding a debt incurred by FAvS in connection with the KATR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes.  Limco-Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Limco-Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Limco-Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact:
Miri Segal-Scharia	Yaron Shalem – CFO
MS-IR LLC	TAT Technologies Ltd.
Tel:1-917-607-8654	Tel: 972-8-862-8500
msegal@ms-ir.com	yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: November 23 , 2010